

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2020

Krishna Vaddi, Ph.D.
Chief Executive Officer
Prelude Therapeutics Incorporated
200 Powder Mill Road
Wilmington, DE 19803

> **Re: Prelude Therapeutics Incorporated**
> **Draft Registration Statement on Form S-1**
> **Submitted December 21, 2020**
> **CIK No. 0001678660**

Dear Dr. Vaddi:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Deanna Virginio at 202-551-4530 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Julia Forbess, Esq.